Exhibit (a)(5)(B)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

VERN MERCIER,

Plaintiff,

-against-

Civil Action No. 4532-CC
RONALD O. PERELMAN, BARRY F.
SCHWARTZ, DAVID L. KENNEDY,
ALAN T. ENNIS, ALAN S. BERNIKOW,
PAUL J. BOHAN, MEYER FELDBERG, ANN D.
JORDAN, DEBRA L. LEE, TAMARA MELLON,
KATHI P. SEIFERT, KENNETH L. WOLFE,
REVLON, INC. AND MACANDREWS &
FORBES HOLDINGS INC.

Defendants.

VERIFIED COMPLAINT
     Plaintiff, by his attorneys, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public stockholders of Revlon, Inc. (“Revlon” or the “Company”) for injunctive and other appropriate relief in connection with the proposed acquisition of the publicly owned shares of Revlon’s common stock (the “Acquisition”) by its controlling shareholder, defendant MacAndrews & Forbes Holdings Inc. (“MacAndrews”). The proposed acquisition will be implemented by Revlon’s issuance of redeemable preferred stock in exchange for the publicly owned common shares. Upon redemption of the preferred stock, MacAndrews will own 100% of Revlon’s equity.

THE PARTIES
     2. Plaintiff has been the owner of shares of the common stock of the Company since prior to the transaction herein complained of and continuously to date.
     3. Revlon is a corporation duly organized and existing under the laws of the State of Delaware with executive offices located at 237 Park Avenue, New York, New York. It is a worldwide cosmetics, hair color, beauty tools, fragrances, skincare, and personal care products company.
     4. Defendant MacAndrews is a corporation duly organized and existing under the laws of Delaware and is located at 35 East 62nd Street, New York, New York. MacAndrews is wholly owned by defendant Ronald O. Perelman. MacAndrews beneficially holds approximately 58% of the outstanding shares of Revlon’s Class A common shares and 100% of Revlon’s Class B common shares, thereby controlling approximately 61% of the combined common shares and 75% of the voting power of those shares.
     5. Defendant Ronald O. Perelman (“Perelman”) is, and was, at all relevant times, Chairman of the Revlon Board and Chairman and Chief Executive Officer of MacAndrews.
     6. Defendant Barry F. Schwartz (“Schwartz”) is and was, at all relevant times, a Revlon director and Executive Vice Chairman and Chief Administrative Officer of MacAndrews.
     7. Defendant David L. Kennedy (“Kennedy”) is and was, at all relevant times, Revlon’s President and Chief Executive Officer.

     8. Defendant Alan T. Ennis (“Ennis”) is and was, at all relevant times, Revlon’s Executive Vice President and Chief Financial Officer and President of Revlon International.
     9. Defendants Alan S. Bernikow (“Bernikow”), Paul J. Bohan (“Bohan”), Meyer Feldberg (“Feldberg”), Ann D. Jordan (“Jordan”), Debra L. Lee (“Lee”), Tamara Mellon (“Mellon”), Kathi P. Seifert (“Seifert”) and Kenneth L. Wolfe (“Wolfe”) are and were, at all relevant times, directors of Revlon.
     10. The individual defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Revlon and owe them the highest obligations of loyalty, good faith and fair dealing.
     11. Defendant MacAndrews, as majority stockholder of Revlon, is in a fiduciary relationship with plaintiff and the other public stockholders of Revlon and owes them the highest obligations of loyalty, good faith and fair dealing.
CLASS ACTION ALLEGATIONS
     12. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Revlon stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
     13. This action is properly maintainable as a class action because:
          (a) The class is so numerous that joinder of all Class members is impracticable. Revlon has 48.40 million shares of Class A common stock and 3.13 million shares of Class B common stock issued and outstanding beneficially owned by thousands of Class members (other than defendants);
          (b) There are questions of law and fact which are common to the Class including, inter alia, the following:
i.	Whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

ii.	Whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ breaches of their fiduciary duties.
          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and have the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.
          (d) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
          (e) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS
     14. On September 3, 2008, Revlon announced plans to reduce its debt by repaying a $170 million loan made to its wholly owned subsidiary, Revlon Consumer Products Corporation (“RCPC”) by MacAndrews ( “Term Loan”), then due August 1, 2009, via a two-step process; using the net proceeds of a July 2008 sale of a business in Brazil to repay $63 million of the debt; and then launching, as early as the fourth quarter of 2008, a $107 million equity rights offering (the “Rights Offering”) to pay the balance.
     15. On November 14, 2008, Revlon announced that its had entered into an amendment to the Term Loan Agreement extending the term to the earlier of (1) the consummation of a Rights Offering, or (2) August 1, 2010. The Term Loan bears an annual interest or 11%.
     16. The Rights Offering would allow stockholders to purchase additional shares of Revlon Class A common stock and the proceeds would be used to fully repay the remaining principal balance of the Term Loan. Revlon said that given the then current conditions in the capital markets, it was monitoring the financial markets closely to assess the appropriate timing of the Rights Offering.
     17. However, the Rights Offering will now be shelved because, on April 20, 2009, Revlon announced that MacAndrews had proposed that all of the outstanding shares of Revlon’s Class A common stock not currently held by MacAndrews and its affiliates would be converted into shares of a newly-issued series of voting preferred stock of Revlon having an aggregate liquidation preference of $75 million (or approximately $3.74 per share, based upon 20.042 million shares not currently owned by MacAndrews and its affiliates)(the “Transaction”). The preferred stock would pay an annual cash dividend of

12.5% payable quarterly, and would be redeemed four years from its date of issuance at the liquidation preference, plus accrued and unpaid dividends.
     18. MacAndrews has said that it does not have a present intention to dispose of its equity stake in Revlon. However, in the event of a sale of the Company within two years of the issuance of the preferred stock, the preferred stock would be entitled to participate with the common stock to a limited extent. In an effort to entice Class A shareholders into the Transaction at this unfair price, MacAndrews said that if no such transaction occurs, the holder of each share of preferred stock would be entitled to receive an additional payment of $1 per share two years after issuance of the preferred stock. In connection with the transaction, MacAndrews will contribute $75 million to the balance of the Term Loan, reducing the loan balance to $32 million, extend the Term Loan maturity from August 1, 2010 to 2013, and increase the applicable interest rate to 12.5%, from 11%.
     19. MacAndrews’ self-description, on its website, demonstrates its view that the Transaction would benefit it (at the expense of Revlon’s public stockholders) given that it invests in companies with “strong market positions, recognized brands and growth potential.” (emphasis added).
     20. MacAndrews is, by virtue of Perelman’s and its controlling position, privy to Revlon’s plans and in the best position to take advantage thereof for itself. By no later than the second quarter of fiscal 2008, Revlon had begun to pursue a business plan which, while reasonably calculated to serve the long-term interests of shareholders over the span of a three-year new products initiative, would result in the gradual depression of the Company’s common stock price as research and development costs, capital expenditures and advertising and promotional expenditures accumulated to reduce net revenues and earnings.

     21. For example, during a July 31, 2008 earnings call to discuss Revlon’s second quarter results, Kennedy stated:
As we have said we have a more extensive lineup of new color cosmetic products in the second half of 2008 compared to the second half of 2007; specifically under the Revlon brand we will be introducing about twice the number of color cosmetic SKUs the second half of 2008, as we did in the second half of last year.
It is important to note as we have done with our new product launches to date this year, we intend to support this extensive lineup with competitive levels of brand support throughout the second half of this year.
Further we continue to make excellent progress on our three year rolling new product portfolio plans for all of our brands. We are in various stages of development for new products to be launched over the next few years with the 2009 lineup complete, substantial progress made on expected new product introductions in 2010 and 2011.
     Kennedy’s remarks underscore the implementation of Revlon’s business plan that anticipates a return on shareholder investment in fiscal 2009 and beyond, the return due the public shareholders which MacAndrews is attempting to arrogate to itself.
     22. Similarly, in a November 5, 2008 earnings call to discuss those third quarter results, Kennedy reiterated Revlon’s ongoing new products initiative strategy:
Later in the call, Alan will review the financial results for the third quarter in detail. We’ve executed our strategy and probably grown our business during the first nine months of this year. Specifically, we have launched a comprehensive and successful new lineup of Revlon and Almay color cosmetics products, supported our brands with appropriate levels of advertising and promotional support, increased our margins and improved our capital structure.
As we continue to support our extensive second half 2008 new product introductions, we expect increased levels of advertising and promotional support in the fourth quarter of 2008 compared to the same period of last year.
     23. In response to Revlon’s announcement, the price of Revlon common stock plunged from a closing price of $13.04 per share on November 4, 2008, to a closing price of

$9.61 per share on November 5, 2008, on more than three times the November 4, 2008 trading volume.
     24. The Rights Offering was MacAndrews’ initial attempt to capture the latent value in Revlon and its common stock. The shares’ continual decline, from November 5, 2008, to its 52-week low of $3.75 on February 12, 2009, prevented the consummation of the Rights Offering and led to the proposed Acquisition which is the subject of this Complaint.
     25. In response to analysts’ questions about increased promotional spending at the November 5, 2008 earnings call, Kennedy stated:
Well, the only thing we’ve said about the fourth quarter is that we would expect higher level of advertising and promotions, given our more extensive product line and the support plan we have for those products.
     Kennedy’s statement further underscores how the Company was deploying assets to position Revlon for enhanced future revenues and earnings. It is these future revenues and earnings, and their positive effect on the Company’s stock, that MacAndrews is attempting to capture, to the detriment of plaintiff and the Class.
     26. On February 12, 2009, Revlon announced its financial results for the fourth quarter of fiscal 2008. Profits fell 72%, propelled in substantial part by lower sales in two product lines. Revlon’s common stock plunged 17%, tumbling to a 52-week low. Kennedy commented:
During the year, net sales growth in Revlon brand color cosmetics, which was driven by strong new product introductions and a more focused allocation of advertising and promotional expenditures, along with rigorous cost control, resulted in significantly improved financial performance.
Consistent with the Company’s business plan and the increased level of new product introductions, the Company supported its brands with advertising and promotions throughout the year.

     These statements exemplify how Revlon had, by the end of fiscal year 2008, deployed shareholder assets in its new product initiatives and in the advertising and promotional efforts required to launch and support those initiatives. In so doing, Revlon had reduced the Company’s profits and lowered the value of its common stock in anticipation of increasing profits in fiscal 2009 and beyond. MacAndrews is seeking those increasing profits for itself, to the detriment of plaintiff and the Class.
     27. Discussing Revlon’s fourth quarter earnings during a February 12, 2009 earnings call, Kennedy stated:
We further strengthened our product offering in the color cosmetics category with the introduction of a comprehensive lineup of Revlon and Almay new products for 2008 and for the first half of 2009. The product launches included unique offerings for the mass channel innovations, and products, and packaging and line extensions within the Revlon and Almay franchises. It is important to note that we continue to concentrate on insuring that we have a strong pipeline of new products each and every year in all segments of the mass color cosmetics category. (emphasis added.)
We supported our new product launches, as well as our existing product lines with effective advertising coupled with integrated promotional activities. Inline with our plan for a more focused allocation of advertising and promotional spending, we supported our brands throughout the year including increase spending in the fourth quarter of 2008 compared to 2007.
Well, a couple of points clearly, first of all as I mentioned, we are in a good position and that we do not have any debt maturing in 2009. The MacAndrews & Forbes loan as you know was extended to August 2010. Having said that we’re still committed to doing the Equity Rights offering. Obviously, we are watching the markets closely to assess the timing at this point. So our strategy has not changed. We just have to wait and see what’s happened to the marketplace.
     28. Revlon’s common stock continued to drift, from its February 12, 2009 closing price of $3.75 per share to $2.48 per share on
April 15, 2009. There was simply no market for the Rights Offering as Revlon had conceived it, which led to the proposed Acquisition.

     29. At that February 12, 2009 earnings call, Ennis stated:
In total we believe we believe we are better positioned than in many years to maximize our business results in light of the uncertain economic conditions. Specifically, we have strong global brands with an extensive multi-year pipeline of new products.
     30. Ennis’ statement underscores how MacAndrews seeks to capture the benefits of Revlon’s improved position, strong global brands and extensive multi-year pipeline of new products; benefits paid for in part by the Class and which are due to the Class. As a result of Revlon’s long-term investments in new products initiatives and the advertising and promotional costs incurred in injecting those new products into the marketplace, exacerbated by the depressed financial markets, its common stock price, which had reached $14.85 per share on
September 30, 2008, gradually declined before plunging to a 52-week low of $3.75 following Revlon’s announcement of its fiscal year 2008 financial results on February 12, 2009.
     31. The new product initiatives (including accelerated new product development and, a comprehensive rolling three-year color cosmetics and beauty care portfolio strategy) are reasonably calculated to generate increased revenues in fiscal 2009 and beyond, which will directly cause shares of Revlon common stock to appreciate in value. MacAndrews is, therefore, seeking to capture the immediate and cumulative benefit of the new product initiatives, and its intimate and non-public knowledge thereof, to the detriment of current shareholders, who have borne the costs of devising and implementing the new product initiatives and are now threatened with being excluded from the benefits of those initiatives by MacAndrews.

     32. The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things, the intrinsic value of Revlon’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings. The Company is poised to reap the financial benefits of its multi-year new products initiative, a strategy which was funded in part by shareholder investment, and has had the cumulative effect of lowering the price per share of Revlon common stock, as Company spending has reduced earnings and profits.
     33. The Acquisition has been proposed immediately following the culmination of Revlon’s multi-year strategic initiatives, and Ennis and Kennedy have admitted to watching the market for the appropriate moment, at a time when Revlon’s shares of common stock are trading at artificial lows caused by those strategic initiatives, foreign currency fluctuations, and heavy promotional spending. The Company is poised to grow in fiscal 2009 and beyond. Yet it is MacAndrews which is seeking to reap the benefits of Revlon’s business plan and capital spending and to do so at an artificially low price, at the Class’ expense.
     34. MacAndrews timed its offer to take advantage of the decline in the market price of Revlon’s stock. The offer has the effect of capping the market for Revlon’s stock to facilitate MacAndrew’s plan to obtain the public interest in Revlon as cheaply as possible.
     35. Given MacAndrew’s and Perelman’s control of the Company, they are able to dominate and control Revlon’s Board of Directors. Under the circumstances, none of the directors can be expected to protect Revlon’s public shareholders in dealings between MacAndrews and the public shareholders, as exemplified by the proposed transaction.

     36. Because of Perelman’s and MacAndrew’s control of the Company, no third party, as a practical matter, is likely to attempt any competing bid for Revlon, as the success of any such bid would require the consent and cooperation of MacAndrews.
     37. Thus, MacAndrews both has the power and is exercising that power to enable it to acquire the Company’s public shares and dictate terms which are contrary to the public shareholders’ best interests and do not reflect the fair value of Revlon’s stock.
     38. The terms of the transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by MacAndrews and Perelman by virtue of their control of Revlon and that possessed by Revlon’s public shareholders. Their scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition for inadequate, unfair consideration.
     39. Plaintiff has no adequate remedy at law.
     WHEREFORE, plaintiff demands judgment as follows:
     A. Declaring this to be a proper class action and certifying plaintiff as Class representative;
     B. Enjoining, preliminarily and permanently, the transaction complained of herein;
     C. To the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;
     D. Directing that defendants account to plaintiff and the Class for all damages sustained by them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     E. Awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and
     F. Granting such other and further relief as the Court deems appropriate.

ROSENTHAL, MONHAIT & GODDESS, P.A.
/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:
ABBEY SPANIER RODD AND ABRAMS, LLP
212 East 39th Street
New York, New York 10016
Telephone: (212) 889-3700
Facsimile: (212) 684-5191
GLANCY & BINKOW LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: 310-201-9150
Facsimile: 310-201-9160